1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114

May 9, 2005

Dear Limited Partner:

      On May 3, 2005, we wrote to you with respect to the offer being made by Equity Resource Dover Fund Limited Partnership ("Equity Resource") to purchase up to 50 units of limited partnership interest (the "Units") in 1999 Broadway Associates I Limited Partnership (the "Partnership") at a purchase price of $10,000 per Unit. In that letter we recommended against accepting the Equity Resource Offer because we believe that Equity Resource's offer price is less than that which would ultimately be obtained from a sale of the property. In this regard, contrary to our May 3, 2005 letter, the Partnership will shortly begin marketing its property for sale. There is no assurance, however, that a purchase price will be received that will generate a distribution in excess of the Equity Resource offer price.

      In addition, the affiliate of the Partnership's general partner that had the option to acquire one--half of any Units acquired by Equity Resource in its offer waived such right to purchase any of the Units acquired by Equity Resource in its offer.

      Finally, enclosed please find a copy of the Partnership's 14D-9 filed today with the Securities and Exchange Commission.

      We urge you to consult with your tax advisor prior to making your decision as the sale of your Unit may have significant adverse tax consequences to you.

      If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                                  Sincerely,

                                                  1999 BROADWAY ASSOCIATES
                                                  LIMITED PARTNERSHIP